Exhibit 12(b)

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

	Twelve Months Ended

	December 31,
	(Thousands of Dollars)
						March 31,
	2001	2002	2003	2004	2005	2006

Earnings, as defined:
Income before income taxes	$189,860	$10,525	$25,459	$48,213	76,582	$84,222
Adjust for distributed income of equity
investees	(1,620)	(2,544)	(20,536)	26,616	4,069	(5,220)
Equity in loss of equity method
investments	296	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(612)	(211)	(435)	(48)	-	-
Fixed charges, as below	85,034	62,658	68,134	66,137	64,379	65,080
Total earnings, as defined	272,958	$70,428	$72,622	$140,918	145,030	$144,082

Fixed charges, as defined:
Interest charges	$75,305	$60,031	$64,813	$61,269	62,962	$63,715
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,142	857	1,915	3,216	-	-
Rental interest factor	1,587	1,770	1,406	1,652	1,417	1,365
Total fixed charges	$85,034	$62,658	$68,134	$66,137	64,379	$65,080

Preferred dividends requirements	-	-	-	-	-	-

Total combined fixed charges	$85,034	$62,658	$68,134	$66,137	64,379	$65,080

Ratio of earnings to combined fixed
charges and preferred dividends	3.21x	1.12x	1.07x	2.13x	2.25x	2.21x